                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.       )*
                                         -------

                                Xyvision, Inc.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.03 Par Value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  984180-10-9
         ------------------------------------------------------------
                                (CUSIP Number)

                           Robert L. Birnbaum, Esq.
   Foley, Hoag & Eliot, One Post Office Sq., Boston, MA 02109 (617) 832-1000
- --------------------------------------------------------------------------------
(Name, address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 30, 1992
         ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

- -----------------------                                  ---------------------
 CUSIP NO. 984180-10-9                                     PAGE 2 OF 4 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Tudor Trust
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
           PF

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) OR 2(e)                                [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          U.S. (California)

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                 784,190 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                               None.
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                  784,190 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                               None.
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
           784,190 shares

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
           11.5%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
           Trust

- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the common stock of Xyvision, Inc., 101 Edgewater Drive, Wakefield, Massachusetts 01880-1291.

ITEM 2.  IDENTITY AND BACKGROUND

     The person filing this statement is a trust formed under the laws of
California: Tudor Trust u/t/d August 11, 1986 (the "Trust"), 233 South Beverly Drive, Beverly Hills, California 90212. The grantor, sole trustee, and sole current beneficiary of the Trust is Jeffrey L. Neuman, a private investor with the same business address. Mr. Neuman is a U.S. citizen. Neither the Trust nor Mr. Neuman has been convicted in any proceeding of the character identified in
Item 2(d) nor been a party to a civil proceeding of the character described in
Item 2(e).

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The source of funds for the transaction described herein is funds of the Trust contributed to it by Mr. Neuman from his personal funds.

ITEM 4.  PURPOSE OF TRANSACTION

     The purpose of the transaction described herein is investment. Neither the Trust nor Mr. Neuman has plans or proposals that would relate to or result in any of the changes or actions described in paragraphs (a)-(j) of Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     The Trust owns beneficially 784,190 shares of the common stock of the issuer (including 100,000 shares purchasable upon exercise of a stock purchase warrant that is currently exercisable), representing 11.5% of the 6,805,286 shares of the issuer's common stock that was issued and outstanding at the close of business on June 30, 1992.

     The Trust may, subject to the occurrence of certain events, acquire beneficial ownership of up to an additional 500,000 shares by the acquisition on each of the following dates of an immediately exercisable warrant for the purchase of 100,000 shares: November 30 and December 31, 1992 and March 31, June 30, and September 30, 1993. Mr. Neuman as trustee of the Trust has sole voting power with respect to all shares owned by the Trust.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

     The Trust and Mr. Neuman have no contracts, arrangements, understandings or relationships (legal or otherwise) between themselves or with other persons, other than the relationship of Mr. Neuman to the Trust resulting from his being its grantor, sole trustee, and sole current beneficiary.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     None.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

     July 6, 1992
     ----------------------------------
     (Date)

     TUDOR TRUST


     By:  /s/ Jeffrey L. Neuman
        ---------------------------------
        Jeffrey L. Neuman as Trustee of
         Tudor Trust u/t/d August 11,
         1986 and not individually

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.   1  )*
                                          ------


                                Xyvision, Inc.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.03 Par Value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  984180-10-9
         ------------------------------------------------------------
                                (CUSIP Number)

                           Robert L. Birnbaum, Esq.
   Foley, Hoag & Eliot, One Post Office Sq., Boston, MA 02109 (617) 832-1000
- --------------------------------------------------------------------------------
(Name, address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                              September 28, 1993
         ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

- -----------------------                                  ---------------------
 CUSIP NO. 984180-10-9                                     PAGE 2 OF 4 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Tudor Trust
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
           PF

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) OR 2(e)                                [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          U.S. (California)

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                 1,684,190 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                               None.
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                  1,684,190 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                               None.
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
           1,684,190 shares

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
           18.4%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
           Trust

- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the common stock of Xyvision, Inc., 101 Edgewater Drive, Wakefield, Massachusetts 01880-1291.

ITEM 2.  IDENTITY AND BACKGROUND

     The person filing this statement is a trust formed under the laws of
California: Tudor Trust u/t/d August 11, 1986 (the "Trust"), 233 South Beverly Drive, Beverly Hills, California 90212. The grantor, sole trustee, and sole current beneficiary of the Trust is Jeffrey L. Neuman, a private investor with the same business address. Mr. Neuman is a U.S. citizen. Neither the Trust nor Mr. Neuman has been convicted in any proceeding of the character identified in
Item 2(d) nor been a party to a civil proceeding of the character described in
Item 2(e).

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The source of funds for the transaction described herein is funds of the Trust contributed to it by Mr. Neuman from his personal funds.

ITEM 4.  PURPOSE OF TRANSACTION

     The purpose of the transaction described herein is investment. Neither the Trust nor Mr. Neuman has plans or proposals that would relate to or result in any of the changes or actions described in paragraphs (a)-(j) of Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     The Trust owns beneficially 1,684,190 shares of the common stock of the issuer (including 100,000 shares purchasable upon exercise of a stock purchase warrant that is currently exercisable), representing 18.4% of the 9,176,600 shares of the issuer's common stock that was issued and outstanding at the close of business on June 30, 1993.

     The Trust may, subject to the occurrence of certain events, acquire beneficial ownership of up to an additional 1,000,000 shares by the acquisition on each of the following dates of an immediately exercisable warrant for the purchase of 125,000 shares: September 30 and December 30, 1993, March 31, June 30, September 30 and December 31, 1994, and March 31 and June 30, 1995.

     Mr. Neuman as trustee of the Trust has sole voting power with respect to all shares owned by the Trust.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

     The Trust and Mr. Neuman have no contracts, arrangements, understandings or relationships (legal or otherwise) between themselves or with other persons, other than the relationship of Mr. Neuman to the Trust resulting from his being its grantor, sole trustee, and sole current beneficiary.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     None.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

     October 7, 1993
     -------------------------------------
     (Date)

     TUDOR TRUST


     By:   /s/ Jeffrey L. Neuman
        --------------------------------
        Jeffrey L. Neuman as Trustee of
         Tudor Trust u/t/d August 11,
         1986 and not individually

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.   2  )*
                                          ------


                                Xyvision, Inc.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.03 Par Value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  984180-10-9
         ------------------------------------------------------------
                                (CUSIP Number)

                           Robert L. Birnbaum, Esq.
   Foley, Hoag & Eliot, One Post Office Sq., Boston, MA 02109 (617) 832-1000
- --------------------------------------------------------------------------------
(Name, address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 3, 1993
         ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

- -----------------------                                  ---------------------
 CUSIP NO. 984180-10-9                                     PAGE 2 OF 4 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Tudor Trust
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
           PF

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) OR 2(e)                                [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          U.S. (California)

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                 2,409,190 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                               None.
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                  2,409,190 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                               None.
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
           2,409,190 shares

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
           23.9%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
           Trust

- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the common stock of Xyvision, Inc., 101 Edgewater Drive, Wakefield, Massachusetts 01880-1291.

ITEM 2.  IDENTITY AND BACKGROUND

     The person filing this statement is a trust formed under the laws of
California: Tudor Trust u/t/d August 11, 1986 (the "Trust"), 233 South Beverly Drive, Beverly Hills, California 90212. The grantor, sole trustee, and sole current beneficiary of the Trust is Jeffrey L. Neuman, a private investor with the same business address. Mr. Neuman is a U.S. citizen. Neither the Trust nor Mr. Neuman has been convicted in any proceeding of the character identified in
Item 2(d) nor been a party to a civil proceeding of the character described in
Item 2(e).

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The source of funds for the transaction described herein is funds of the Trust contributed to it by Mr. Neuman from his personal funds.

ITEM 4.  PURPOSE OF TRANSACTION

     The purpose of the transaction described herein is investment. Neither the Trust nor Mr. Neuman has plans or proposals that would relate to or result in any of the changes or actions described in paragraphs (a)-(j) of Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     The Trust owns beneficially 2,409,190 shares of the common stock of the issuer (including 1,425,000 shares purchasable upon exercise of a stock purchase warrant that is currently exercisable), representing 23.9% of the 10,059,968 shares (including 1,425,000 shares purchasable by the Trust upon exercise of such warrants) of the issuer's common stock that was issued and outstanding at the close of business on September 30, 1993.

     The Trust may, subject to the occurrence of certain events, acquire beneficial ownership of up to an additional 1,400,000 shares by the acquisition on each of the following dates of an immediately exercisable warrant for the purchase of 200,000 shares: December 31, 1993, March 31, June 30, September 30, and December 31, 1994, and March 31 and June 30, 1995.

     Mr. Neuman as trustee of the Trust has sole voting power with respect to all shares owned by the Trust.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

     The Trust and Mr. Neuman have no contracts, arrangements, understandings or relationships (legal or otherwise) between themselves or with other persons, other than the relationship of Mr. Neuman to the Trust resulting from his being its grantor, sole trustee, and sole current beneficiary.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     None.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

     December 10, 1993
     ---------------------------------------
     (Date)

     TUDOR TRUST


     By:  /s/ Jeffrey L. Neuman
        ------------------------------------
        Jeffrey L. Neuman as Trustee of
         Tudor Trust u/t/d August 11,
         1986 and not individually

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.   3  )*
                                          ------


                                Xyvision, Inc.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.03 Par Value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  984180-10-9
         ------------------------------------------------------------
                                (CUSIP Number)

                           Robert L. Birnbaum, Esq.
   Foley, Hoag & Eliot, One Post Office Sq., Boston, MA 02109 (617) 832-1000
- --------------------------------------------------------------------------------
(Name, address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                March 12, 1996
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

- -----------------------                                  ---------------------
 CUSIP NO. 984180-10-9                                     PAGE 2 OF 4 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Tudor Trust
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
           PF

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) OR 2(e)                                [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          U.S. (California)

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                 4,948,958 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                               None.
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                  4,948,958 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                               None.
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
           4,948,958 shares

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
           39.5%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
           Trust

- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the common stock of Xyvision, Inc., 101 Edgewater Drive, Wakefield, Massachusetts 01880-1291.

ITEM 2.  IDENTITY AND BACKGROUND

     The person filing this statement is a trust formed under the laws of
California: Tudor Trust u/t/d August 11, 1986 (the "Trust"), 450 North Roxbury Drive, Beverly Hills, California 90210. The grantor, sole trustee, and sole current beneficiary of the Trust is Jeffrey L. Neuman, a private investor with the same business address. Mr. Neuman is a U.S. citizen. Neither the Trust nor Mr. Neuman has been convicted in any proceeding of the character identified in
Item 2(d) nor been a party to a civil proceeding of the character described in
Item 2(e).

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The source of funds for the transaction described herein is funds of the Trust contributed to it by Mr. Neuman from his personal funds.

ITEM 4.  PURPOSE OF TRANSACTION

     The purpose of the transaction described herein is investment. Neither the Trust nor Mr. Neuman has plans or proposals that would relate to or result in any of the changes or actions described in paragraphs (a)-(j) of Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     The Trust owns beneficially 4,948,958 shares of the common stock of the issuer (including 3,675,000 shares purchasable upon exercise of stock purchase warrants that are currently exercisable and 117,458 shares into which the Trust's Series B Preferred Stock is convertible), representing 39.5% of the 12,524,017 shares (including 3,675,000 shares purchasable by the Trust upon exercise of such warrants and 117,458 shares into which the Trust's Series B Preferred Stock is convertible) of the issuer's common stock that was issued and outstanding at the close of business on December 31, 1995.

     The Trust may, subject to the occurrence of certain events, acquire beneficial ownership of up to an additional 2,275,000 shares by the acquisition on each of the following dates of an immediately exercisable warrant for the purchase of 325,000 shares: June 30, September 30, and December 31, 1996, and March 31, June 30, September 30 and December 31, 1997.

     Mr. Neuman as trustee of the Trust has sole voting power with respect to all shares owned by the Trust.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

     The Trust and Mr. Neuman have no contracts, arrangements, understandings or relationships (legal or otherwise) between themselves or with other persons, other than the relationship of Mr. Neuman to the Trust resulting from his being its grantor, sole trustee, and sole current beneficiary.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     None.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

     May 2, 1996
     -----------------------------------
     (Date)

     TUDOR TRUST


     By:   /s/ Jeffrey L. Neuman
        --------------------------------
        Jeffrey L. Neuman as Trustee of
         Tudor Trust u/t/d August 11,
         1986 and not individually